SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b) (Amendment No. )*
INPHONIC, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45772G 10 5
(CUSIP Number)
November 9, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c) *
☐ Rule 13d-1(d)
*Reporting Persons had been filing a report for the Issuer on a Schedule 13D but now are eligible to file on a Schedule 13G pursuant to Rule 13d-1(c).
**The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV, L.P. See Item 2 for identification of General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,915,114 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,915,114 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,915,114 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Includes warrants exercisable for 575,652 shares of common stock. Please see Item 4.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P. See Item 2 for identification of General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		108,700 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		108,700 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

108,700 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Includes warrants exercisable for 21,466 shares of common stock. Please see item 4.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C. See Item 2 for identification of Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,023,814 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,023,814 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,023,814 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A)	Includes warrants exercisable for 597,118 shares of common stock. Please see Item 4.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCMI, Inc. See Item 2 for identification of Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,000 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,000 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(A)	Please see Item 4.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Jay C. Hoag

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		30,147 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,023,814 SHARES OF COMMON STOCK (B)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,053,961 SHARES OF COMMON STOCK (A)(B)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,053,961 SHARES OF COMMON STOCK (A)(B)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Includes options issued under the Issuer’s 1999 Stock Incentive Plan and held directly by Reporting Person that can be exercised within 60 days for a total for 7,667 shares of common stock and 17,480 shares issued under the Issuer’s 2004 Equity Incentive Plan that are subject to rights of repurchase. Please see Item 4.

(B)	Includes warrants exercisable for 597,118 shares of common stock. Please see Item 4.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Richard H. Kimball

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		5,000 SHARES OF COMMON STOCK (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,023,814 SHARES OF COMMON STOCK (A)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,028,814 SHARES OF COMMON STOCK (A)

WITH:	8	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,028,814 SHARES OF COMMON STOCK (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Includes warrants exercisable for 597,118 shares of common stock. Please see Item 4.

ITEM 1.
(a) NAME OF ISSUER: InPhonic, Inc. (the “Company”)
(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 1010 Wisconsin Avenue Suite 600 Washington, D.C. 20007
ITEM 2.
Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the Filing Persons): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.
I.
(a) TCV IV, L.P., a Delaware limited partnership (“TCV IV, L.P.”). The General Partner of TCV IV, L.P. is Technology Crossover Management IV, L.L.C., a limited liability company (“TCM IV”). The sole Managing Members of TCM IV are Hoag and Kimball.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 45772G 10 5
II.
(a) TCV IV STRATEGIC PARTNERS, L.P., a Delaware limited partnership (“TCV IV SP”). The General Partner of TCV IV SP is TCM IV.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 45772G 10 5
III.
(a) TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C., a Delaware limited liability company.
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 45772G 10 5
IV.
(a) TCMI, Inc., a Delaware Corporation
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) Delaware
(d) Common Stock
(e) 45772G 10 5
V.
(a) Jay C. Hoag
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) U.S. Citizen
(d) Common Stock
(e) 45772G 10 5
VI.
(a) Richard H. Kimball
(b) 528 Ramona Street, Palo Alto, CA 94301
(c) U.S. Citizen
(d) Common Stock
(e) 45772G 10 5

ITEM 3.
Not Applicable
ITEM 4.
(a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

	Common Stock			Dispositive
Filing Person	Beneficially Owned	% of Class (1)	Voting Power	Power
TCV IV, L.P.(2)	2,915,114	7.8%	sole	sole
TCV IV SP(2)	108,700	Less than 1%	sole	sole
TCM IV	3,023,814	8.1%	sole	sole
TCMI, Inc.	5,000	Less than 1%	sole	sole
Hoag (3)	3,053,961	8.2%	shared/sole	sole
Kimball (3)	3,028,814	8.2%	shared	sole

(1) All percentages in this table are based on the 36,633,309 shares of Common Stock of the Company outstanding as of November 1, 2006, as reported in the Company’s most Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.
(2) TCV IV, L.P. and TCV IV SP (together, the “TCV IV Funds”) are the holders of record of the securities set forth opposite the name of such entity and have sole voting and investment power with respect to such securities. TCM IV, as sole General Partner of TCV IV, L.P. and TCV IV SP, may also be deemed to have sole voting and investment power with respect to such securities. TCM IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
(3) Under the operating agreement of TCM IV, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV IV Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
Mr. Hoag has the sole power to dispose and direct the disposition of the shares received upon the exercise of his options and the 17,480 shares issued under the Company’s 2004 Equity Incentive Plan that he owns directly and the sole power to direct the vote of the shares received upon exercise of his options and the 17,480 shares issued under the Company’s 2004 Equity Incentive Plan that he owns directly.
Hoag and Kimball are the sole stockholders and directors of TCMI, Inc. Hoag and Kimball may be deemed to own the shares held by TCMI, Inc. and have the power to vote and dispose of the shares held by TCMI, Inc. Hoag and Kimball disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
Except as set forth in this Item 4(a) — (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable.
ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

Exhibit 2	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 3	Form of E Warrant and E2 Warrant (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 4	Form of Contingent Warrant and Contingent Warrant 2 (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 5	Seventh Amended and Restated Investors’ Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 6	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2006

TCV IV, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
a Delaware Limited Liability Company

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TCMI, Inc.
a Delaware Corporation

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
JAY C. HOAG

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Inphonic, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 17th day of November, 2006.
TCV IV, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
a Delaware Limited Liability Company

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
TCMI, Inc.
a Delaware Corporation

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
JAY C. HOAG

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory
RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Carla S. Newell, Authorized Signatory